STEEL PARTNERS, L.L.C.
                       750 LEXINGTON AVENUE - 27TH FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL (212) 446-5216
                               FAX (212) 446-5290


                                    EXHIBIT F

By Facsimile & Mail
-------------------

May 6, 1997

Mr. Andrew Gaspar
Chairman of the Board
AutoInfo, Inc.
1600 Route 208
Fair Lawn, NJ 07410

Dear Andy:

As you know, Steel Partners II, L.P., ("Steel"), owns approximately 14% of the outstanding common stock of AutoInfo, Inc. ("AutoInfo" or "the Company"), and has been the largest shareholder of AutoInfo for several years now. During this time, we have patiently waited for your new business strategy to come to fruition and to create value for all the shareholders. Unfortunately, the stock price has fallen to less than $1.50 per share, (40% of its stock price 4 months ago, and close to its all time low) or approximately 5 times 1997 forecasted earnings.

At the time of your decision to enter into the sub-par auto finance business, we strongly voiced our concerns to you regarding the prospects of this industry. In particular, we felt that the business was labor and capital intensive and that it required extensive industry expertise to succeed. In December 1995, the Company, against our better judgment, proceeded with an investment in the industry with its acquisition of Falk Finance Company.

Within  13  months  of  making  this   investment,   AutoInfo  has  written  off
approximately $20 million of goodwill and additional credit losses on its portfolio of automobile receivables associated with the Falk acquisition. Additionally, the Company recorded a provision for credit losses of approximately $5 million in connection with the Falk Purchase Agreement and terminated its relationship with Falk Finance.

At $1.38 per share, we believe the Company is significantly undervalued and is trading at a substantial discount to its intrinsic value. We reached this conclusion after spending considerable time discussing the industry with research analysts and conducting a thorough analysis of the earnings power of the business, comparable company market multiples, and general market multiples.

In light of AutoInfo's problematic foray into the sub-par auto finance business and the recent unpopularity and general unrest within the industry (caused in part by the high profile problems at Mercury Finance and others), it seems that the surest way to enhance AutoInfo's shareholder value in a timely fashion would be

Mr. Andrew Gaspar
AutoInfo, Inc.
Page Two



to hire an investment banking firm to seek a merger partner and/or sale of the Company to the highest bidder rather than continuing to pursue a disastrous business strategy. With AutoInfo's attractive balance sheet and loan receivables portfolio, we believe the shareholders would realize a price well in excess of the current market value.

Due to AutoInfo's disappointing stock price, we feel it is the board's fiduciary duty and obligation to its shareholders to immediately embark on a clear-cut mission and strategy to increase the Company's value.

We would like to get together with you and the board to discuss any ideas or alternative strategies you may have for increasing the overall value of the Company and to explain our reasons for believing that the Company should be put up for sale or merged as a means to achieving the highest value for all the shareholders of AutoInfo.

I look forward to hearing from you shortly.

Respectfully,

/s/ Warren Lichtenstein
-----------------------
Warren Lichtenstein